# Nasdaq Regulation

**Lisa Roberts**
Vice President
Listing Qualifications

*By Electronic Mail*

June 11, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 11, 2021 The Nasdaq Stock Market (the "Exchange") received from Arch Capital Group Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Arch Capital Group Ltd. Depositary Shares, each Representing a 1/1,000th
> Interest in a 4.550% Non-Cumulative Preferred Share,
> Series G, $0.01 par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

*Lisa Roberts*